Exhibit 4.69

Execution Version

TRANSACTION FRAMEWORK AGREEMENT

dated as of

May 7, 2013

by and among

PPSTREAM INC.

Chuan Ju Hu Dong (Beijing) Technology Co., Ltd.

and

Qiyi.com, Inc.

Beijing Qiyi Century Science & Technology Co., Ltd.

i

Section 3.20.	Insolvency; Winding Up	21
Section 3.21.	Selling Documents	21
Section 3.22.	Finders’ Fees	21
Section 3.23.	Employees	21
Section 3.24.	Representations	21

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF BUYER

Section 4.01.	Corporate Existence and Power	22
Section 4.02.	Corporate Authorization	22
Section 4.03.	Governmental Authorization	22
Section 4.04.	Noncontravention	22
Section 4.05.	Financing	22
Section 4.06.	Finders’ Fees	22

ARTICLE 5
COVENANTS OF SELLER

Section 5.01.	Conduct of the Business	23
Section 5.02.	Tax Matters	24
Section 5.03.	Access to Information; Confidentiality	24
Section 5.04.	Notices of Certain Events	25
Section 5.05.	Noncompetition	26
Section 5.06.	Exclusivity	26
Section 5.07.	Onshore Transactions	27

ARTICLE 6
COVENANTS OF BUYER

Section 6.01.	Confidentiality	27
Section 6.02.	Post-Closing Covenants	27

ARTICLE 7
COVENANTS OF BUYER AND SELLER

Section 7.01.	Best Efforts; Further Assurances	27
Section 7.02.	Certain Filings	28
Section 7.03.	Public Announcements	28

ARTICLE 8
[RESERVED]

Schedules and Exhibits List

•	Disclosure Schedule

•	Exhibit A: List Of Employees Holding Positions At VP Level Or Above

•	Exhibit B-1: Existing Control Documents

•	Exhibit B-2: VIE Termination Agreement

•	Exhibit B-3: New Control Documents

•	Exhibit C: Offshore Asset Transfer Agreement

•	Exhibit D: Onshore Asset Transfer Agreement

•	Exhibit E: Offshore Intellectual Property And Offshore Software

•	Exhibit F: [Reserved]

•	Exhibit G: List Of Individuals To Enter Into Employment Agreements

•	Exhibit H: Deferred Management Payment Agreement

•	Exhibit I: Allocation Of The Purchase Price

•	Exhibit J: Onshore Intellectual Property And Onshore Software

TRANSACTION FRAMEWORK AGREEMENT

This Transaction Framework Agreement (this “Agreement”) is dated as of May 7, 2013, by and among Qiyi.com, Inc., a company incorporated under the laws of the Cayman Islands (“Buyer”), Beijing Qiyi Century Science & Technology Co., Ltd. , a limited liability company organized under the laws of the PRC (“Buyer WFOE”, together with Buyer, “Buyer Group”)), PPSTREAM INC., an exempted limited liability company organized under the laws of the Cayman Islands (“Seller” or the “Company”), Chuan Ju Hu Dong (Beijing) Technology Co., Ltd. , a limited liability company organized under the laws of the PRC (“Beijing WFOE”).

W I T N E S S E T H :

WHEREAS, as of the date hereof, Seller (through Beijing WFOE and Zhong Yuan, each as hereinafter defined) conducts a business which provides content over the Internet through Seller’s peer-based cloud streaming network and software (the “Business”);

WHEREAS, Buyer desires to purchase, or cause to be purchased by its Affiliates (as hereinafter defined), the Business from Seller or its Affiliates, and Seller desires to sell, or caused to be sold by its Affiliates, the Business to Buyer or its Affiliates;

WHEREAS, Buyer and Seller are entering into the Offshore Asset Transfer Agreement (as hereinafter defined) on the date hereof, pursuant to which Buyer will purchase from Seller, and Seller will sell to Buyer, the Offshore Assets (as hereinafter defined);

WHEREAS, Buyer WFOE (as hereinafter defined) and Beijing WFOE are entering into the Onshore Asset Transfer Agreement (as hereinafter defined) on the date hereof, pursuant to Buyer WFOE will purchase from Beijing WFOE, and Beijing WFOE will sell to Buyer WFOE, the Onshore Purchased Assets (as hereinafter defined);

WHEREAS, pursuant to this Agreement, as a condition to the Closing (as hereinafter defined), the Existing Control Documents (as hereinafter defined) shall be terminated by the VIE Termination Agreement (as hereinafter defined) and the New Control Documents (as hereinafter defined) shall be entered into by and between Buyer WFOE and Zhong Yuan;

WHEREAS, the parties desire to enter into this Agreement to set out their agreements with respect to the transactions contemplated by the Transaction Documents (as hereinafter defined) and matters related thereto;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Balance Sheet” means the unaudited balance sheet of Zhong Yuan as of April 30, 2013, prepared in accordance with U.S. GAAP applied on a consistent basis.

“Balance Sheet Date” means April 30, 2013.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Hong Kong and the PRC are authorized or required by Applicable Law to close.

“Closing Date” means the date of the Closing.

“Consolidated Financial Statements” means the audited consolidated balance sheet and statements of income and cash flow of the Company and its Subsidiaries as of December 31, 2011, prepared in accordance with U.S. GAAP applied on a consistent basis.

“Deferred Management Payment” means such amount of the Purchase Price payable to the Management Equity Holders (as defined in the Deferred Management Payment Agreement) pursuant to the Deferred Management Payment Agreement.

“Deferred Management Payment Agreement” means the agreement to be entered into by and among Buyer, Seller and certain management members of Seller on or prior to the Closing, reflecting the arrangement with respect to Deferred Management Payment, the form of which is attached as Exhibit H.

“Escrow Account” means the escrow account maintained by the Escrow Agent pursuant to the Escrow Agreement.

“Escrow Agent” means Citibank, N.A. Hong Kong Branch.

“Escrow Agreement” means the escrow agreement to be entered into by and among Buyer, Seller and the Escrow Agent on or prior to the Closing, reflecting the escrow arrangement agreed by Buyer and Seller, in such form as mutually agreed by the parties thereto.

“Existing Control Documents” means the existing control documents entered into by and among Beijing WFOE, Zhong Yuan and the equity holders of Zhong Yuan, the forms of which are attached as Exhibit B-1.

“Financial Statements” means the unaudited balance sheet and statements of income and cash flow of Zhong Yuan as of and for the year ended December 31, 2011 and December 31, 2012, and as of and for the 4-month period ended April 30, 2013.

“Governmental Authority” means any nation or government or any province or state or any other political subdivision thereof, or any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.

“Group Companies” means Seller, Beijing WFOE and Zhong Yuan, and each of them is referred to as a Group Company.

“Group Company Assets” means the Offshore Assets and the Onshore Assets.

“Group Company Intellectual Property” means the Offshore Intellectual Property and the Onshore Intellectual Property.

“Group Company IT Assets” means the Offshore IT Assets and the Onshore IT Assets.

“Group Company Software” means the Offshore Software and the Onshore Software.

“Hong Kong” means Hong Kong Special Administrative Region.

“Indebtedness” means, with respect to Zhong Yuan, all indebtedness for borrowed money from banks or other financial institutions (which for the avoidance of doubt, excludes ordinary course payables that are not borrowed money from banks or other financial institutions).

“Intellectual Property Rights” means any and all intellectual property rights or similar proprietary rights throughout the world, including (i) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, (ii) national and multinational statutory invention registrations, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) registered or applied for in the PRC, the United States and all other nations throughout the world, all improvements to the inventions disclosed in each such registration, patent or patent application, (iii) trademarks, service marks, trade dress, logos, domain names, trade names and corporate names (whether or not registered) in the PRC, the United States and all other nations throughout the world, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and all goodwill associated therewith, (iv) copyrights (whether or not registered) and registrations and applications for registration thereof in the PRC, the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (v) Software, (vi) trade secrets and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists) and know-how (including manufacturing and production processes and techniques and research and development information), (vii) industrial designs (whether or not registered), (viii) databases and data collections, (ix) domain names, (x) copies and tangible embodiments of any of the foregoing, in whatever form or medium, (xi) all rights to obtain and rights to apply for patents, and to register trademarks, copyrights and domain names, (xii) all rights in all of the foregoing provided by all Applicable Laws and (xiii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“IT Assets” means any and all computers, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and systems, and all associated documentation.

“knowledge” (or best knowledge) means, with respect to any Group Company, the knowledge of the directors and officers holding positions at vice president level or above of such Group Company after due and reasonable inquiry. For the avoidance of doubt, attached as Exhibit A is a list of officers holding positions at vice president level or above at each Group Company.

“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means a material adverse effect on (i) the condition (financial or otherwise), business, assets, results of operations or prospects of the Business, or (ii) Seller’s or its Affiliates’ ability to consummate the transactions contemplated by the Transaction Documents.

“Net Cash” means, with respect to Zhong Yuan, the excess of cash minus Indebtedness.

“New Control Documents” means the new control documents to be entered into by and among Buyer WFOE, Zhong Yuan and the equity holders of Zhong Yuan, the forms of which are attached as Exhibit B-3.

“Offshore Assets” means all assets used or held for use in or otherwise related to the Business, purchased by Buyer from Seller pursuant to the Offshore Asset Transfer Agreement.

“Offshore Asset Transfer Agreement” means the agreement entered into by and between Seller and Buyer with respect to the transfer of the Offshore Assets dated as of the date hereof, the form of which is attached as Exhibit C.

“Offshore Intellectual Property” means any and all Intellectual Property Rights used or held for use in or otherwise related to the Business, including the Offshore Software and the items listed on Exhibit E hereto.

“Offshore IT Assets” means any and all IT Assets used or held for use in or otherwise related to the Business.

“Offshore Software” means any Software used or held for use in or otherwise related to the Business, including the Software listed on Exhibit E hereto.

“Onshore Assets” means, except for the Offshore Assets, all the other assets held by the Group Companies which will be transferred to or controlled by an Affiliate of Buyer in connection with the Onshore Transactions (including, for the avoidance of doubt, the Onshore Purchased Assets).

“Onshore Asset Transfer Agreement” means the agreement entered into by and between Beijing WFOE and Buyer WFOE with respect to the transfer of the Onshore Purchased Assets dated as of the date hereof, the form of which is attached as Exhibit D.

“Onshore Intellectual Property” means, except for the Offshore Intellectual Property, all the other Intellectual Property Rights held by the Group Companies, which will be transferred to or controlled by an Affiliate of Buyer in connection with the Onshore Transactions, including the Onshore Software and the items listed on Exhibit J hereto.

“Onshore IT Assets” means, except for the Offshore IT Assets, all the other IT Assets held by the Group Companies, which will be transferred to or controlled by an Affiliate of Buyer in connection with the Onshore Transactions.

“Onshore Purchased Assets” means all assets used or held for use by Beijing WFOE, purchased by Buyer WFOE from Buyer WFOE pursuant to the Onshore Asset Transfer Agreement

“Onshore Software” means, except for the Offshore Software, all the other Software held by the Group Companies, which will be transferred to or controlled by an Affiliate of Buyer in connection with the Onshore Transactions, including the Software listed on Exhibit J hereto.

“Onshore Transactions” means the transactions contemplated by the Onshore Asset Transfer Agreement, the New Control Documents and the VIE Termination Agreement.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“PRC” means the People’s Republic of China, solely for purposes of this Agreement, excluding Hong Kong, Macau Special Administrative Region and Taiwai.

“Pre-Closing Tax Period” means (i) any Tax Period ending on or before the Closing Date and (ii) with respect to a Tax Period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

“Related Party” means any Affiliate, officer, director, supervisory board member, employee, or holder of any equity security of any Group Company, and any Affiliate or associate of any of the foregoing.

“RMB” means the lawful currency of the PRC.

“Software” means any and all computer software, including assemblers, applets, compilers, source code, object code, firmware, operating systems and specifications, binary libraries, data, development tools, design tools and user interfaces, in any form or format, however fixed, and all documentation related thereto.

“Tax” means any tax, duty, custom, fee, assessment charge, or other levy separately or jointly due or payable to, or levied or imposed by any Governmental Authority, including income, gross receipts, license, wages, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital, capital gains, capital stock, goods and services, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, transaction, registration, value added, alternative/add-on minimum, estimated or other tax, duty, charge, custom, governmental fee, assessment or other levy of any kind whatsoever, including any interest, penalty, fine or addition thereto, and any interest with respect to such addition or penalty, and (ii) any liability for the payment of any amounts described in clause (i) for or to any other Person as a result of being a member of an Affiliated, consolidated, combined or unitary group, or as a transferee or successor, by contract, or otherwise, including as a result of an express or implied obligation to indemnify any other Person with respect to the payment of any amounts described in clause (i).

“Transaction Documents” means, collectively, this Agreement, the Offshore Asset Transfer Agreement, the Onshore Asset Transfer Agreement, the New Control Documents, the VIE Termination Agreement, the Deferred Management Payment Agreement and the Escrow Agreement.

“U.S. GAAP” means generally accepted accounting principles in the United States of America.

“VIE Termination Agreement” means the agreement to be entered into by and among Beijing WFOE, Zhong Yuan and the equity holders of Zhong Yuan to terminate the Existing Control Documents, the form of which is attached as Exhibit B-2.

“Zhong Yuan” means Shanghai Zhong Yuan Network Co., Ltd. , a limited liability company organized under the laws of the PRC.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Agreement	Preamble
Audited Balance Sheet	Section 2.09
Audited Stockholder’s Equity	Section 2.09
Beijing WFOE	Preamble
Business	Recitals
Buyer	Preamble
Buyer Group	Preamble
Buyer WFOE	Preamble
Cap	Section 10.02
Closing	Section 2.08
Company	Preamble
Contracts	Section 3.09
Damages	Section 10.02
Difference	Section 2.09
Dispute	Section 12.07(a)
Drop Dead Date	Section 11.01(b)
e-mail	Section 12.01
Escrow Payment	Section 2.06(c)
Excluded Liabilities	Section 2.04
Fundamental Representations	Section 10.01
HKIAC Rules	Section 12.07
Indemnified Party	Section 10.03
Indemnifying Party	Section 10.03
Offshore Payment	Section 2.06(c)
Permit	Section 3.18
Permitted Liens	Section 3.12
Purchase Price	Section 2.06
Seller	Preamble
Shortfall	Section 2.06
Stockholder’s Equity	Section 2.09
Third Party Claim	Section 10.03
Threshold	Section 10.02
VIE Net Cash Balance	Section 2.06
VIE Net Cash Balance Certification	Section 2.07
Warranty Breach	Section 10.02

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

ARTICLE 2

TRANSACTION FRAMEWORK

Section 2.01. Purchase and Sale. Subject to the terms and conditions of the Transaction Documents, Buyer agrees to purchase, or cause to be purchased by its Affiliates, from Seller or its Affiliates and Seller agrees to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer or its Affiliates at the Closing, free and clear of all Liens, the Group Company Assets. Seller covenants to Buyer that (a) the Group Company Assets represent all assets used or held for use by Seller or its Affiliates related to the Business and (b) to the extent any asset used or held for use by Seller or its Affiliates related to the Business is not transferred to Buyer or its Affiliates at the Closing, Seller shall, as soon as possible after the Closing, sell, convey, transfer, assign and deliver, or cause to be sold, transferred, assigned and delivered, to Buyer or its Affiliates, free and clear of all Liens, such assets.

Section 2.02. Excluded Assets. Buyer expressly understands and agrees that the equity of Beijing WFOE owned by Seller is not included within the Group Company Assets.

Section 2.03. Assumed Liabilities. Subject to the terms and conditions of the Transaction Documents, Buyer agrees, effective at the time of the Closing, to assume, or cause to be assumed by its Affiliates, the following liabilities:

(a) accounts payables arising under (i) the contracts in such amounts as specified in Exhibit 3 of the Onshore Asset Transfer Agreement and (ii) the contracts in such amounts as specified in Schedule C of the Offshore Asset Transfer Agreement;

(b) all liabilities of Zhong Yuan existing on or prior to the Closing Date to the extent such liabilities (and amount thereof) (x) are specifically set forth or reserved against in the Balance Sheet or (y) arise after the Balance Sheet Date in the ordinary course of business consistent with past practice, which are not material to Zhong Yuan (other than liabilities that are Excluded Liabilities); and

(c) such liabilities of Zhong Yuan (x) with respect to each pending or threatened action, litigation or proceeding set forth in Schedule 3.10 of the Disclosure Schedule or (y) arising from the information set forth in Schedule 3.16 of the Disclosure Schedule, to the extent such liabilities under (x) and (y), less any damages obtained by Zhong Yuan from any settlement, litigation or proceeding brought or initiated by Zhong Yuan for any claim based on acts or events that occurred before the Closing, provided that such net liabilities do not exceed US$1,500,000 in the aggregate.

Section 2.04. Excluded Liabilities. Notwithstanding anything to the contrary in the Transaction Documents, Buyer and its Affiliates are not assuming any liabilities and liabilities of the Group Companies not expressly assumed under the Transaction Documents and any liabilities and obligations of the Group Companies not related to the Business, which shall constitute the “Excluded Liabilities”. Subject to the terms and conditions of the Transaction Documents, Excluded Liabilities include:

(a) all liabilities and obligations of the Group Companies for Taxes related to income or revenue received prior to the Closing Date or any Pre-Closing Tax Period;

(b) all liabilities of the Group Companies arising out of or relating to any product liability, infringement, misappropriation or other violation, indemnity (including of employees or directors), warranty or similar claims by any Person, in each case to the extent such liabilities arise prior to Closing or otherwise as a result of the conduct of the Business prior to Closing;

(c) all liabilities of the Group Companies arising out of or relating to any Intellectual Property Rights or content used or distributed by the Business prior to Closing for which the Group Companies do not have valid, enforceable and sufficient licenses for use or distribution (other than as expressly assumed under Section 2.02(c));

(d) all liabilities or obligations relating to employee benefits or compensation arrangements existing on or prior to the Closing Date, including any liability or obligation under any of Group Company’s employee benefit agreements, plans or other arrangements;

(e) all liabilities of the Group Companies with respect to each pending or threatened action, litigation or proceeding to the extent based on facts or circumstances existing on or prior to the Closing Date (other than as expressly assumed under Section 2.03(c));

(f) all liabilities and obligations of the Group Companies arising under the Transaction Documents; and

(g) all liabilities and obligations of the Group Companies for Taxes imposed or asserted in connection with the Onshore Transactions or sale of the Business.

Section 2.05. Assignment of Contracts and Rights. Anything in the Transaction Documents to the contrary notwithstanding, any Transaction Document shall not constitute an agreement to assign any Group Company Assets or any claim or right or any benefit arising thereunder or resulting therefrom if such assignment, without the consent of a third party thereto, would constitute a breach or other contravention of such Group Company Assets or in any way adversely affect the rights of Buyer or Seller thereunder. Seller and Buyer shall use their best efforts (but without any payment of money by Seller or Buyer) to obtain the consent of such third parties to any such Group Company Assets or any claim or right or any benefit arising thereunder for the assignment thereof to Buyer as Buyer may request. If such consent is not obtained, or if an attempted assignment thereof would be ineffective or would adversely affect the rights of Seller thereunder so that Buyer would not in fact receive all such rights, Seller and Buyer shall cooperate in a mutually agreeable arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement, including sub-contracting, sub-licensing, or sub-leasing to Buyer, or under which Seller would enforce for the benefit of Buyer, with Buyer assuming Seller’s obligations, any and all rights of Seller against a third party thereto. Seller shall promptly pay to Buyer when received all monies received by Seller under any Group Company Assets or any claim or right or any benefit arising thereunder.

Section 2.06. Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Group Company Assets shall be US$370,000,000 in cash; provided that if the Net Cash balance at Zhong Yuan immediately prior to and as of the execution of the New Control Documents (the “VIE Net Cash Balance”) is less than US$10,000,000 (such difference, the “Shortfall”), the Purchase Price shall be reduced by the amount of such Shortfall; provided however that the Purchase Price shall be subject to the price adjustment as set forth in Section 2.09. The Purchase Price shall be paid as follows:

(a) US$ 7,454,358.57 of the Purchase Price shall be paid in RMB equivalent as agreed by the parties in the amount of RMB 45,947,920.78, pursuant to the Onshore Asset Transfer Agreement;

(b) US$ 3,244,698.97 of the Purchase Price shall be paid in RMB equivalent as agreed by the parties in the amount of RMB20,000,000.00, pursuant to the VIE Termination Agreement;

(c) The remainder of the Purchase Price (the “Offshore Payment”) shall be paid in US Dollars pursuant to the Offshore Asset Transfer Agreement as follows:

(i) 10% of the Offshore Payment (the “Escrow Payment”) shall be paid into the Escrow Account pursuant to the Escrow Agreement;

(ii) the Management Deferred Payment shall be paid after the Closing pursuant to the Deferred Management Payment Agreement;

(iii) the remainder of Offshore Payment minus the Escrow Payment minus the Management Deferred Payment shall be paid to an account of Seller, designated by Seller by written notice to Buyer delivered not later than two Business Days prior to the Closing Date.

Section 2.07. Net Cash Balance Statement. On or about the date hereof, Seller shall have delivered to Buyer a true copy of the bank statement(s) of Zhong Yuan as of May 6, 2013, stating the balance of cash deposited in the bank(s). From and after the date hereof, Seller undertakes to cause Zhong Yuan to not transfer or distribute any cash from Zhong Yuan to Seller or its Affiliates or Related Parties. Immediately prior to the Closing, Seller shall deliver to Buyer a certification (the “VIE Net Cash Balance Certification”) stating the amount of VIE Net Cash Balance immediately prior to and as of the execution of the New Control Documents, supported by accompanying bank statement(s) dated as of the Closing Date to Buyer. The Purchase Price shall be adjusted based on the VIE Net Cash Balance as shown on the VIE Net Cash Certification in accordance with Section 2.06.

Section 2.08. Closing. The closing (the “Closing”) of the purchase and sale of the Group Company Assets shall take place at the places as the parties may agree, as soon as possible, but in no event later than three (3) Business Days, after satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in the Transaction Documents and the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as Buyer and Seller may agree. At the Closing:

(a) Buyer WFOE and Beijing WFOE shall consummate the closing of the transactions contemplated under the Onshore Asset Transfer Agreement in accordance with the terms thereof;

(b) Buyer and Seller shall consummate the closing of the transactions contemplated under the Offshore Asset Transfer Agreement in accordance with the terms thereof;

(c) the VIE Termination Agreement shall be duly executed and delivered by the parties thereto;

(d) the New Control Documents shall be duly executed and delivered by the parties thereto;

(e) the Deferred Management Payment Agreement shall be duly executed and delivered by the parties thereto;

(f) Buyer shall pay such portion of the Purchase Price payable at the Closing pursuant to Section 2.06;

(g) Seller shall deliver any other items the delivery of which is made an express condition to Buyer’s obligations to the Closing pursuant to Article 9.

Section 2.09. Adjustment of Purchase Price; Balance Sheet. (a) As promptly as practicable but no later than 10 Business Days after the date hereof, Seller will cause to be prepared and delivered to Buyer the Balance Sheet. The Balance Sheet shall (x) fairly present the financial position of Zhong Yuan as at the close of business on April 30, 2013 in accordance with U.S. GAAP applied on a consistent basis, and (y) be prepared in accordance with accounting policies and practices consistent with past practice, but in all instances in accordance with U.S. GAAP. “Stockholder’s Equity” means the stockholder’s equity of Zhong Yuan as shown on the Balance Sheet.

(b) Following the Closing, Buyer shall cause the Balance Sheet to be audited by independent accountants of internationally recognized standing (the “Audited Balance Sheet”). “Audited Stockholder’s Equity” means the consolidated stockholder’s equity of Zhong Yuan as shown on the Audited Balance Sheet.

(c) If Audited Stockholder’s Equity is less than Stockholder’s Equity (“Difference”) and such Difference is US$1,000,000 or greater, Buyer shall be entitled to receive the amount of such Difference out of the Escrow Account, as an adjustment to the Purchase Price.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to Section 12.03, except as set forth in the disclosure schedule (“Disclosure Schedule”), Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date as follows.

Section 3.01. Corporate Existence and Power. Each Group Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Each Group Company is duly qualified to do business as a foreign corporation or as a foreign invested company or as a domestic company as the case may be and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdiction where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Each Group Company has heretofore delivered to Buyer true and complete copies of the certificate of incorporation and memorandum and articles of association of Seller as currently in effect.

Section 3.02. Authorization. The execution, delivery and performance of the Transaction Documents to which any Group Company is a party, and the consummation of the transactions contemplated by the Transaction Documents are within such Group Company’s corporate powers and have been or will be duly authorized before Closing by all necessary corporate action on the part of such Group Company. Each Transaction Document to which any Group Company is a party when executed and delivered by such Group Company in accordance with the terms thereof constitutes or will constitute, a valid and binding agreement of such Group Company enforceable against it in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 3.03. Governmental Authorization. The execution, delivery and performance by each Group Company of each Transaction Document and except as provided in the Transaction Documents, the consummation of the transactions contemplated thereby require no action by or in respect of, or filing with, any Governmental Authority.

Section 3.04. Noncontravention. The execution, delivery and performance by each Group Company of each Transaction Document and the consummation of the transactions contemplated thereby do not and will not (i) violate its certificate of incorporation or memorandum and articles of association, (ii) violate any Applicable Law, (iii) constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation of Seller or to a loss of any benefit relating to the Business to which Seller is entitled under any provision of any agreement or other instrument binding upon Seller or by which any of the Group Company Assets is or may be bound, or (iv) result in the creation or imposition of any Lien on any Group Company Assets, other than Permitted Liens.

Section 3.05. No Required Consents. No agreement, contract or other instrument binding upon any Group Company, the Business or the Group Company Assets requiring a consent or other action by any Person as a result of the execution, delivery and performance of any Transaction Document.

Section 3.06. Financial Statements. The Financial Statements and Consolidated Financial Statements fairly present, in conformity with U.S. GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of Zhong Yuan, and the Company and its Subsidiaries, as applicable, as of the dates thereof and its results of operations and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements).

Section 3.07. Absence of Certain Changes. (a) Since the Balance Sheet Date, the Business has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) From the Balance Sheet Date until the date hereof, there has not been any action taken by Seller that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.01.

Section 3.08. No Undisclosed Material Liabilities. There are no liabilities of the Business of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than:

(a) liabilities provided for in the Balance Sheet or disclosed in the notes thereto;

(b) liabilities disclosed on Schedule 3.08 of the Disclosure Schedule; and

(c) other undisclosed liabilities which, individually or in the aggregate, are not material to the Business.

Section 3.09. Material Contracts. (a) With respect to the Business, except as set forth on Section 3.09 of the Disclosure Schedule, no Group Company is a party to or bound by (each of the following, a “Contract”):

(i) any lease or sublease (A) of personal property providing for annual rentals of RMB 3,000,000 or more or (B) of real property;

(ii) any agreement for the purchase, lease or license of materials, supplies, goods, services, Intellectual Property Rights, Internet-based contents, equipment or other assets providing for either (A) annual payments by any Group Company of RMB 3,000,000 or more or (B) aggregate payments by any Group Company of RMB 3,000,000 or more;

(iii) any sales, distribution or other similar agreement providing for the sale by any Group Company of materials, supplies, goods, services, Intellectual Property Rights, Internet-based contents, equipment or other assets that provides for either (A) annual payments to any Group Company of RMB 3,000,000 or more or (B) aggregate payments to any Group Company of RMB 3,000,000 or more;

(iv) any agreement (including license agreements, research agreements, development agreements, distribution agreements, settlement agreements, consent to use agreements and covenants not to sue, but excluding licenses for commercial off-the-shelf computer software that are generally available on nondiscriminatory pricing terms that have an aggregate acquisition cost of RMB 3,000,000 or less) granting or restricting any right to use, exploit or practice any Intellectual Property Rights;

(v) any partnership, joint venture or other similar agreement or arrangement;

(vi) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(vii) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding RMB 3,000,000 and which may be prepaid on not more than 30 day-notice without the payment of any penalty;

(viii) any option, license, franchise or similar agreement;

(ix) any agency, dealer, sales representative, marketing or other similar agreement;

(x) any agreement that limits the freedom of any Group Company to compete in any line of business or with any Person or in any area or to own, operate, sell, transfer, pledge or otherwise dispose of or encumber any Group Company Asset or which would so limit the freedom of Buyer after the Closing Date;

(xi) any agreement with or for the benefit of any Affiliate of any Group Company; or

(xii) any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Business.

(b) Each Contract disclosed in any Schedule to this Agreement or required to be disclosed pursuant to this Section is a valid and binding agreement of each of the parties thereto and is in full force and effect, and none of the Group Companies or, to the best knowledge of any Group Company, any other party thereto is in default or breach in any material respect under the terms of any such Contract, and, to the best knowledge of any Group Company no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder. True and complete copies of each such Contract have been delivered to Buyer.

Section 3.10. Litigation. Except as set forth on Section 3.10 of the Disclosure Schedule, there is no material action, suit, investigation or proceeding (or any basis therefor) pending against, or to the best knowledge of Seller, threatened in writing against or affecting, the Business or any Group Company Asset before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) any Governmental Authority or arbitrator.

Section 3.11. Compliance with Laws and Court Orders. Each Group Company is not in violation of, has not since its incorporation violated, and to the best knowledge of any Group Company is not under investigation with respect to and has not been threatened in writing to be charged with or given notice of any material violation of, any Applicable Law relating to the Group Company Assets or the conduct of the Business. There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against any Group Company that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Group Company Assets or the Business or that in any manner seeks to prevent, enjoin, alter or materially delay the consummation of the transactions contemplated by the Transaction Documents.

Section 3.12. Properties. There are no developments affecting any of the Group Company Assets pending or, to the best knowledge of any Group Company, threatened, which might materially detract from the value, materially interfere with any present or intended use or materially adversely affect the marketability of such Group Company Assets. The Group Companies do not own any real property. All leases of real property are in good standing and are valid, binding and enforceable in accordance with their respective terms and there does not exist under any such lease any default or any event which with notice or lapse of time or both would constitute a default. No Group Company Asset is subject to any Lien, except: (i) Liens disclosed on the Balance Sheet; (ii) Liens for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Balance Sheet); or (iii) Liens which do not materially detract from the value of such Group Company Asset, or materially interfere with any present or intended use of such Group Company Asset (clauses (i) - (iii) of this Section are, collectively, the “Permitted Liens”).

Section 3.13. Sufficiency of and Title to the Group Company Assets. (a) The Group Company Assets constitute all of the property and assets used or held for used in the Business and are adequate to conduct the Business as currently conducted and as planned to be conducted by Buyer.

Upon consummation of the transactions contemplated hereby, Buyer will have acquired good and marketable title in and to, or a valid leasehold interest in, each of the Group Company Assets, free and clear of all Liens, except for Permitted Liens.

(b) Upon consummation of the transactions contemplated by the Onshore Transaction Documents, Buyer WFOE will have acquired good and marketable title in and to, or a valid leasehold interest in, each of the Onshore Assets, free and clear of all Liens.

Section 3.14. Related Party Transactions. Except set forth on Section 3.14 of the Disclosure Schedule, to the best knowledge of any Group Company, no Related Party has any contract, understanding, or proposed transaction with, or is indebted to, any Group Company or has any direct or indirect interest in any Group Company, nor is any Group Company indebted (or committed to make loans or extend or guarantee credit) to any Related Party (other than for accrued salaries for the current pay period). To the best knowledge of any Group Company, no Related Party has any direct or indirect interest in any Person with which a Group Company is affiliated or with which a Group Company has a material business relationship (including any Person which purchases from or sells, licenses or furnishes to a Group Company any goods, Intellectual Property Rights or other property rights or services) or in any contract to which a Group Company is a party or by which it may be bound or affected, and no Related Party directly or indirectly competes with or has any interest in any Person that directly or indirectly competes with any Group Company (other than ownership of less than one percent (1%) of the stock of publicly traded companies).

Section 3.15. Products. Each product published, distributed, offered for sale or sold by the Group Companies in connection with the Business is up to and including the publication, distribution, offer for sale or sale thereof has been, (i) in compliance in all material respects with all Applicable Laws, and (ii) fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made in the description or introduction for such product or in connection with its publication, distribution, sale or offer for sale.

Section 3.16. Intellectual Property. (a) Schedule 3.16(a)(i) of the Disclosure Schedule contains a true and complete list of all the registrations and applications for registrations included in the Group Company Intellectual Property. Schedule 3.16(a)(ii) of the Disclosure Schedule contains a true and complete list of all Group Company Software, other than non-material Group Company Software, the absence of which will not affect the operations of the Business.

(b) The Group Companies are the sole and exclusive owners of the Group Company Intellectual Property and holds all right, title and interest in and to the Group Company Intellectual Property free and clear of all Liens. There exist no restrictions on the disclosure, use, license or transfer of the Group Company Intellectual Property. The consummation of the transactions contemplated by the Transaction Documents will not alter, encumber, impair or extinguish any Group Company Intellectual Property.

(c) No Group Company has an outstanding indemnity obligation to any Person in connection with any Group Company Intellectual Property.

(d) To the best knowledge of the Group Companies and except as disclosed in Schedule 3.16(d) of the Disclosure Schedule, no Person has infringed, misappropriated or otherwise violated any Group Company Intellectual Property. Each Group Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Group Company Intellectual Property the value of which is contingent upon maintaining the confidentiality thereof and no such Group Company Intellectual Property has been disclosed other than to Buyer and to employees, representatives, consultants and agents of Seller all of whom are bound by written confidentiality agreements.

(e) Except as disclosed in Schedule 3.16(e) of the Disclosure Schedule, no Group Company has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating any Intellectual Property Right of any third party. There is no claim, action, suit, investigation or proceeding pending against, or, to the knowledge of Seller, threatened in writing against or affecting, the Business, any Group Company or any present or former officer, director or employee thereof (i) based upon, or challenging or seeking to deny or restrict, the rights of any Group Company in any of the Group Company Intellectual Property, (ii) alleging that the use of the Group Company Intellectual Property or any services provided, processes used or products manufactured, used, distributed, imported or sold with respect to the Business do or may conflict with, misappropriate, infringe or otherwise violate any Intellectual Property Right of any third party or (iii) alleging that any Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party. No Group Company has received from any third party an offer to license any Intellectual Property Rights of such third party for use in the Business.

(f) The Group Companies own or have valid, enforceable and sufficient licenses to use all Intellectual Property Rights necessary to, or used or held for use in, the conduct of the business of the Group Companies as currently conducted.

(g) None of the Group Company Intellectual Property has been adjudged invalid or unenforceable in whole or part, and, to the best knowledge of the Group Companies, all such Group Company Intellectual Property are valid and enforceable.

(h) Section 3.16(h) of the Disclosure Schedule sets forth the systems and measures taken by the Group Companies to (i) block Internet protocol addresses located in jurisdictions other than PRC, including the U.S., from accessing content or other Intellectual Property Rights through its systems and services for which the Group Companies do not have valid, enforceable and sufficient licenses to use or distribute, and (ii) implement a digital rights management system and is utilizing video fingerprint identification technology, as recommended by the Motion Picture Association of America, to remove from its systems and services, and deny access to, any content or other Intellectual Property Rights for which the Group Companies do not have valid, enforceable and sufficient licenses to use or distribute. The Group Companies have implemented and have used commercially reasonable efforts to comply with (x) an infringement notification system through which third parties, including copyright owners and licensees, can notify the Group Companies of any potential infringement by the Group Companies or its users, and request takedown, removal or discontinuance of relevant Intellectual Property Rights or content, and (y) a filtering system to identify and remove content prohibited by Applicable Law in the PRC, including screening processes to filter out popular professionally produced English and/or Chinese language content, such as films, television shows, and variety shows for which the Group Companies do not have valid, enforceable and sufficient licenses to use or distribute.

(i) In each case where a patent or patent application, trademark registration or trademark application, service mark registration or service mark application, or copyright registration or copyright application included in the Group Company Intellectual Property is held by assignment, the assignment has been duly recorded with the Governmental Authority from which the patent or registration issued or before which the application or application for registration is pending. Each Group Company has taken all actions necessary to maintain and protect the Group Company Intellectual Property, including payment of applicable maintenance fees and filing of applicable statements of use.

(j) To the best knowledge of the Group Companies, there are no defects in any of the Group Company Software that would prevent such Group Company Software from performing in all material respects the functions for which such Group Company Software was designed, and there are no viruses, worms, Trojan horses or similar programs in any of the Group Company Software. To the best knowledge of the Group Companies, none of the Group Company Software contains any software code that is licensed under any terms or conditions that require that any software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (iv) redistributable at no charge.

(k) Each Group Company has taken reasonable steps in accordance with normal industry practice to preserve and maintain reasonably complete notes and records relating to the Group Company Intellectual Property.

(l) With respect to pending applications and applications for registration of Group Company Intellectual Property that, to the best knowledge of the Group Companies, no Group Company is aware of any reason that could reasonably be expected to prevent any such application or application for registration from being granted with coverage substantially equivalent to the latest amended version of the pending application or application for registration. To the best knowledge of the Group Companies, none of the trademarks, service marks, applications for trademarks and applications for service marks included in the Group Company Intellectual Property has been the subject of an opposition or cancellation procedure. To the best knowledge of the Group Companies, none of the patents and patent applications included in the Group Company Intellectual Property has been the subject of an interference, protest, public use proceeding or third party reexamination request.

(m) The Group Company IT Assets operate and perform in a manner sufficient for the conduct of the Business of the Group Companies as currently conducted and as proposed to be conducted. The Group Companies have taken commercially reasonable actions, consistent with industry standards, to protect the confidentiality, integrity and security of the Group Company IT Assets (and all information, data and content stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures and (iii) business continuity procedures, in each case, consistent with industry standards.

(n) The Group Companies have at all times complied with all Applicable Laws in material respect relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of its business and operations. The Group Companies have at all times complied with all rules, policies and procedures established by the Group Companies from time to time with respect to the foregoing. No claims have been asserted or, to the knowledge of Seller, threatened against the Group Companies by any person alleging a violation of such person’s privacy, personal or confidentiality rights under any such Applicable Laws, regulations, rules, policies or procedures. There has been no unauthorized access to or other misuse of any such information.

Section 3.17. Insurance Coverage. Each Group Company has furnished to Buyer a list of, and true and complete copies of, all insurance policies relating to the Group Company Assets, the business and operations of the Business and its officers and employees. There is no claim by any Group Company pending under any of such policies as to which coverage has been questioned, denied or disputed by the insurers of such policies or in respect of which such insurers have reserved their rights. All premiums payable under all such policies have been timely paid and any Group Company has otherwise complied fully with the terms and conditions of all such policies. Such policies of insurance (or other policies providing substantially similar insurance coverage) have been in effect since their respective incorporation and remain in full force and effect. Such policies are of the type and in amounts customarily carried by Persons conducting businesses similar to the Business. The Group Companies do not know of any threatened termination of, premium increase with respect to, or material alteration of coverage under, any of such policies. After the Closing the Group Companies shall continue to have coverage under such policies with respect to events occurring prior to the Closing.

Section 3.18. Licenses and Permits. Schedule 3.18 of the Disclosure Schedule correctly describes each material license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the Group Company Assets or the Business (the “Permits”) together with the name of the Governmental Authority issuing such Permit. Except as set forth on Schedule 3.18, (i) the Permits are valid and in full force and effect, (ii) no Group Company is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (iii) none of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby. Upon consummation of such transactions, Buyer will have all of the right, title and interest in all the Permits.

Section 3.19. Tax Matters. (a) Each Group Company has timely paid all Taxes which will have been required to be paid on or prior to the date hereof, the non-payment of which would result in a Lien on any Group Company Asset, would otherwise adversely affect in any material respect the Business or any Group Company Asset or would result in Buyer becoming liable or responsible therefor.

(b) Each Group Company has established, in accordance with GAAP applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all Taxes which arise from or with respect to the Group Company Assets or the operation of the Business and are incurred in or attributable to the Pre-Closing Tax Period, the non-payment of which would result in a Lien on any Group Company Asset, would otherwise adversely affect in any material respect the Business or any Group Company Asset, or would result in Buyer becoming liable therefor.

Section 3.20. Insolvency; Winding Up. No order or petition has been presented or resolution passed for the administration, winding-up, dissolution or liquidation of any Group Company and no administrator, receiver or manager has been appointed in respect thereof. No Group Company has commenced any other proceeding under any bankruptcy, reorganization, dissolution, insolvency, liquidation or similar Applicable Law of any jurisdiction and no such proceedings have been commenced against such Group Company.

Section 3.21. Selling Documents. None of the documents or information delivered to Buyer in connection with the transactions contemplated by this Agreement and the Transaction Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading. Each Group Company has furnished or otherwise made available to Buyer any and all information (financial, operational or other) and documents, failure to provide which to Buyer could reasonably be expected to cause Buyer, based on its reasonable consideration and determination, unwilling to execute, deliver and perform this Agreement and the Transaction Documents or to consummate the transactions contemplated herein and therein pursuant to current terms and conditions herein or therein or would defeat the business rationale of Buyer to enter into this Agreement or any Transaction Document and to consummate the transactions contemplated herein and therein. The financial projections relating to the Business delivered to Buyer are made in good faith and are based upon reasonable assumptions, and to the best knowledge of any Group Company, there is no fact or set of circumstances that would lead it to believe that such projections are incorrect or misleading in any material respect.

Section 3.22. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of any Group Company who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the Transaction Documents.

Section 3.23. Employees. Schedule 3.23 of the Disclosure Schedule sets forth a true and complete list of the names, titles, annual salaries and other compensation of all employees of the Business holding a position of director or above. To the best knowledge of the Group Companies, none of such employees and no other key employee of the Business has indicated to any Group Company that he intends to resign or retire as a result of the transactions contemplated by this Agreement or the Transaction Documents.

Section 3.24. Representations. The representations and warranties of the Group Companies contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, are true and correct with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date that:

Section 4.01. Corporate Existence and Power. Each Buyer Group is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Buyer Group of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer Group and have been duly authorized by all necessary corporate action on the part of Buyer Group. This Agreement constitutes a valid and binding agreement of Buyer Group.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer Group of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyer Group of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the certificate of incorporation or memorandum and articles of association of each Buyer Group or (ii) violate any material Applicable Law.

Section 4.05. Financing. Buyer has, or will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price.

Section 4.06. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

ARTICLE 5

COVENANTS OF SELLER

Seller agrees that:

Section 5.01. Conduct of the Business. From the date hereof until the Closing Date, Seller shall, and shall cause each other Group Company to conduct the Business in the ordinary course consistent with past practice and use its reasonable best efforts to (i) preserve intact the present business organization of the Business, (ii) maintain in effect all foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations of the Business, (iii) keep available the services of the directors, officers and key employees of the Business, and (iv) maintain satisfactory relationships with the customers, lenders, content providers, content subscribers, suppliers and others having material business relationships of the Business. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or with the prior written consent of Buyer, no Group Company shall:

(a) incur any capital expenditures or any obligations or liabilities with respect to the Business or the Group Company Assets exceeding RMB 1,000,000 individually or RMB 1,000,000 in the aggregate, outside the ordinary course of business;

(b) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses for the conduct of the Business;

(c) sell, license, lease, or otherwise transfer, or create or incur any Lien on, any Group Company Assets, other than entry of licensing arrangements in the ordinary course of business consistent with past practice;

(d) fail to maintain, preserve, protect or enforce any Group Company Intellectual Property or Group Company IT Asset, as applicable;

(e) make any loans, advances or capital contributions to, or investments in, any other Person with respect to the Business or the Group Company Assets, other than in the ordinary course of business consistent with past practices;

(f) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money with respect to the Business or the Group Company Assets or guarantees thereof other than in the ordinary course of business and in amounts and on terms consistent with past practices;

(g) (i) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the conduct of the Business or any of its Affiliates or any successor thereto or that could, after the Closing Date, limit or restrict in any material respect the Business, Buyer or any of its Affiliates, from engaging or competing in any line of business, in any location or with any Person or (ii) enter into, amend or modify in any material respect or terminate any material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Business or the Group Company Assets;

(h) (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any director, officer or employee of the Business, (ii) increase benefits payable under any existing severance or termination pay policies or employment agreements with employees, officers or directors of the Business, (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of the Business, (iv) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Business or (v) increase compensation, bonus or other benefits payable to any director, officer or employee of the Business;

(i) change the methods of accounting or accounting practice by each Group Company with respect to the Business, except as required by concurrent changes in GAAP as agreed to by its independent public accountants;

(j) settle, or offer or propose to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Business or the Group Company Assets or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(k) take any action that would reasonably be expected to make any representation or warranty or undertaking of Seller hereunder, or omit to take any action necessary to prevent any representation or warranty or undertaking of any Group Company hereunder from being, inaccurate in any respect at, or as of any time before, the Closing Date; or

(l) agree, resolve or commit to do any of the foregoing.

Section 5.02. Tax Matters. From the date hereof, Seller shall, and shall cause each Group Company to timely pay, all Taxes that arise from or with respect to the Group Company Assets or the operation of the Business and are incurred in or attributable to the Pre-Closing Tax Period.

Section 5.03. Access to Information; Confidentiality. (a) From the date hereof until the Closing Date, Seller will, and will cause each other Group Company to, (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives full access to the offices, properties, books and records of Seller relating to the Business and the Group Company Assets, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Business and the Group Company Assets as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Seller to cooperate with Buyer in its investigation of the Business and the Group Company Assets, provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of the Group Companies. No investigation by Buyer or other information received by Buyer before the Closing shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by any Group Company hereunder.

(b) After the Closing, Seller and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by Applicable Law, all confidential documents and information concerning the Business and the Group Company Assets, except to the extent that such information can be shown to have been (i) previously known on a non-confidential basis by Seller, (ii) in the public domain through no fault of Seller, (iii) later lawfully acquired by Seller from sources not under any obligations to keep such information confidential to Buyer. The obligation of Seller to hold any such information in confidence shall be satisfied if it exercise the same care with respect to such information as it would take to preserve the confidentiality of their own similar information.

(c) On and after the Closing Date, Seller will, and will cause the other Group Companies to, afford promptly to Buyer and its agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or useful for Buyer in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Business and the Group Company Assets; provided that any such access by Buyer shall not unreasonably interfere with the conduct of the business of the Group Companies.

Section 5.04. Notices of Certain Events. Seller shall promptly notify Buyer of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and the Transaction Documents;

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement and the Transaction Documents;

(c) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge threatened against, relating to or involving or otherwise affecting any Group Company or the Business or the Group Company Assets that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.10 or that relate to the consummation of the transactions contemplated by this Agreement and the Transaction Documents;

(d) the damage or destruction by fire or other casualty of any Group Company Asset or part thereof or in the event that any Group Company Asset or part thereof becomes the subject of any proceeding or, to the knowledge of the Group Companies, threatened proceeding for the taking thereof or any part thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action;

(e) any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the conditions set forth in Section 9.02 not to be satisfied; and

(f) any failure of Seller to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, however, that the delivery of any notice pursuant to this Section 5.04 shall not limit or otherwise affect the remedies available hereunder to Buyer.

Section 5.05. Noncompetition. (a) Seller agrees, that for a period of two (2) full years after the Closing Date, neither it nor any of the controlled Affiliates (including Beijing WFOE) shall:

(i) engage, either directly or indirectly, as a principal or for its own account or solely or jointly with others, or as shareholders or other investor in any company or other entity, in any business that competes with the Business as it exists on the Closing Date within the PRC; or

(ii) employ or solicit, or receive or accept the performance of services by any directors, officers or employees of Buyer or its Affiliates.

(b) If any provision contained in this Section shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section, but this Section shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by Applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law. Each Seller and Beijing WFOE acknowledges that Buyer would be irreparably harmed by any breach of this Section and that there would be no adequate remedy at law or in damages to compensate Buyer for any such breach. Each Seller and Beijing WFOE agrees that Buyer shall be entitled to injunctive relief requiring specific performance by Each Seller and Beijing WFOE of this Section, and Each Seller and Beijing WFOE consents to the entry thereof.

Section 5.06. Exclusivity. From the date hereof until the Closing Date, Seller shall not, and shall cause the other Group Companies not to directly or indirectly, (i) enter into or continue any discussion, negotiation or agreement with any person other than Buyer with respect to any sale or issue of capital stock or assets of any Group Company or any of its subsidiaries, any other sale, financing or investment transaction, or any other transaction that would be similar to the transactions contemplated under this Agreement and the Transaction Documents or have the effect directly or indirectly of disposing a material portion of the Group Company Assets, (ii) take any action to solicit, initiate, encourage or assist the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to any of the transactions described in (i) above from any Person or entity other than Buyer, or (iii) disclose any nonpublic information, or afford access to its properties, books or records, to any other person or entity that is making any proposal or offer that constitutes, or may reasonably be expected to lead to any of the transactions described in (i) above, or would be in substitution or an alternative for or would impede or interfere with the transactions contemplated by this Agreement.

Section 5.07. Onshore Transactions. Seller shall cause each applicable Group Company to take all actions necessary and desirable to consummate the Onshore Transactions pursuant to the terms of the Onshore Transaction Documents.

ARTICLE 6

COVENANTS OF BUYER

Buyer agrees that:

Section 6.01. Confidentiality. Prior to the Closing Date and after any termination of this Agreement, Buyer and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by Applicable Law, all confidential documents and information concerning the Business or any Group Company furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been (i) previously known on a non-confidential basis by Buyer, (ii) in the public domain through no fault of Buyer or (iii) later lawfully acquired by Buyer from sources not under any obligations to keep such information confidential to Seller; provided that Buyer may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such Persons are informed by Buyer of the confidential nature of such information and are directed by Buyer to treat such information confidentially. The obligation of Buyer and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If this Agreement is terminated, Buyer and its Affiliates will, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, destroy or deliver to the Group Companies, upon request, all documents and other materials, and all copies thereof, obtained by Buyer or its Affiliates or on their behalf from the Group Companies in connection with this Agreement that are subject to such confidence.

Section 6.02. Post-Closing Covenants. After the Closing, Seller shall, and shall cause its Affiliates, to comply with their respective post-Closing obligations under the Transaction Documents.

ARTICLE 7

COVENANTS OF BUYER AND SELLER

Buyer and Seller agree that:

Section 7.01. Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, each party will use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement and the Transaction Documents. The parties agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the Transaction Documents and to vest in Buyer good and marketable title to the Group Company Assets.

(b) Seller hereby constitutes and appoints, effective as of the Closing Date, Buyer and its successors and assigns as the true and lawful attorney of Seller with full power of substitution in the name of Buyer, or in the name of Seller but for the benefit of Buyer, (i) to collect for the account of Buyer any items of Group Company Assets and (ii) to institute and prosecute all proceedings which Buyer may in its sole discretion deem proper in order to assert or enforce any right, title or interest in, to or under the Group Company Assets, and to defend or compromise any and all actions, suits or proceedings in respect of the Group Company Assets. Buyer shall be entitled to retain for its own account any amounts collected pursuant to the foregoing powers, including any amounts payable as interest in respect thereof. Seller hereby agrees that the foregoing agreements shall apply mutatis mutandis with respect to the other Group Companies and the other Group Company Assets and agrees to cause the other Group Companies to take such actions as necessary or desirable to give effect to such agreements.

Section 7.02. Certain Filings. The parties shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from any third party, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.03. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

ARTICLE 8

[RESERVED]

ARTICLE 9

CONDITIONS TO CLOSING

Section 9.01. Conditions to Obligations of Buyer and Seller. The obligations of Buyer and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

(a) No Applicable Law shall prohibit the consummation of the Closing.

(b) All actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Closing shall have been taken, made or obtained.

Section 9.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date and (ii) the representations and warranties of the Seller contained in this Agreement and in any certificate or other writing delivered by Seller pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true at and as of the Closing Date as if made at and as of such date, and (B) that are not qualified by materiality or Material Adverse Effect shall be true in all material respects at and as of the Closing Date as if made at and as of such time; and (C) Buyer shall have received a certificate signed by the Chief Executive Officer of Seller to the forgoing effect.

(b) There shall not be threatened (in writing to any Group Company), instituted or pending any action or proceeding by any Person before any Governmental Authority, (i) seeking to restrain, prohibit or otherwise interfere with the ownership or operation by Buyer or any of its Affiliates of all or any material portion of the Group Company Assets or the business or assets of Buyer or any of its Affiliates or to compel Buyer or any of its Affiliates to dispose of all or any material portion of the Group Company Assets or of Buyer or any of its Affiliates or (ii) seeking to require divestiture by Buyer or any of its Affiliates of any Group Company Assets or any business or assets of Buyer or any of its Affiliates.

(c) There shall not be any action taken, or any Applicable Law proposed, enacted, enforced, promulgated, issued or deemed applicable to the purchase of the Group Company Assets, by any Governmental Authority, that, in the reasonable judgment of Buyer could, directly or indirectly, result in any of the consequences referred to in Sections 9.02(b)(i) and 9.02(b)(ii).

(d) Each Group Company shall have received all required consents (including all consents, authorizations or approvals from the Governmental Authorities referred to in Section 3.03), in each case in form and substance reasonably satisfactory to Buyer, and no such consent, authorization or approval shall have been revoked.

(e) No event, development, occurrence, change, effect or condition of any character shall have occurred following the date of this Agreement that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect.

(f) Each of the parties to the Transaction Documents, other than Buyer or Buyer WFOE, shall have executed and delivered such Transaction Documents to Buyer or Buyer WFOE, as applicable.

(g) The closing of the transactions contemplated under the Offshore Asset Transfer Agreement and the Onshore Transaction Documents shall be completed simultaneously at the Closing pursuant to the terms and conditions thereto.

(h) Buyer shall have received an opinion from Commerce & Finance Law Offices, in form and substance satisfactory to Buyer.

(i) Buyer shall have received an opinion from Han Kun Law Offices, in form and substance satisfactory to Buyer.

(j) Buyer shall have received an opinion from Conyers Dill & Pearman, in form and substance satisfactory to Buyer.

(k) Each of the individuals listed on Exhibit G shall have entered into an employment agreement with Zhong Yuan in form and substance satisfactory to Buyer, with a non-competition term of two (2) years after the Closing.

(l) Seller shall have delivered to Buyer resolutions duly adopted by Seller’s board of directors and shareholders and such other documents as necessary to approve the allocation of the Purchase Price among its shareholders and optionholders as set forth in Exhibit I attached hereto.

(m) Seller shall have delivered the Balance Sheet to Buyer pursuant to Section 2.09.

(n) Seller shall have delivered to Buyer the Consolidated Financial Statements, together with an unqualified audit report thereto issued by Deloitte Touche Tohmatsu.

Notwithstanding anything to the contrary in the Offshore Asset Transfer Agreement or the Onshore Asset Transfer Agreement, no party has any obligation to consummate the transactions contemplated thereunder unless all conditions specified in Section 9.02 have been satisfied and the closings of such transactions and the entry of the New Control Documents happen concurrently at the Closing.

Section 9.03. Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) (i) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date and (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date, as if made at and as of such date.

(b) Seller shall have received all documents it may reasonably request relating to the existence of Buyer and the authority of Buyer for this Agreement, all in form and substance reasonably satisfactory to Seller.

ARTICLE 10

SURVIVAL; INDEMNIFICATION

Section 10.01. Survival. The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until 24 months after the Closing Date; provided that the representations and warranties in Section 3.01, Section 3.02, Section 3.13, Section 3.16, Section 3.22, Section 4.01 and Section 4.02 (the “Fundamental Representations”) shall survive indefinitely or until the latest date permitted by law. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until 24 months following the last date on which such covenant or agreement is to be performed or, if no such date is specified, indefinitely. Notwithstanding the preceding sentences, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentence, if notice of the inaccuracy thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

Section 10.02. Indemnification. (a) Effective at and after the Closing, Seller hereby indemnifies Buyer, its Affiliates and their respective successors and assignees against and agree to hold each of them harmless from any and all damage, loss, liability and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third-party claim or a claim solely between the parties hereto) (the “Damages”) incurred or suffered by Buyer, any of its Affiliates or any of their respective successors and assignees arising out of:

(i) any misrepresentation or breach of warranty (determined, without regard to any qualification or exception contained therein relating to materiality or Material Adverse Effect or any similar qualification or standard) given by any Group Company under the Transaction Documents (each such misrepresentation and breach of warranty a “Warranty Breach”);

(ii) any breach of covenant or agreement made or to be performed by any Group Company pursuant to the Transaction Documents;

(iii) any Taxes imposed on or with respect to the Group Company Assets or the Business with respect to the Pre-Closing Tax Period, provided that with respect to a Pre-Closing Tax Period that commences before but ends after the Closing Date, the amount of any such Taxes that are income taxes, shall be deemed to be the amount of such Taxes for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the periods ending on the Closing Date and the denominator of which is the number of days in such Tax period;

(iv) any Damages incurred by Buyer or its Affiliates as a result of any Group Company’s failure to properly and timely pay Taxes for any transactions contemplated under the Transaction Documents; and

(v) any and all Excluded Liability;

provided that, with respect to indemnification by Seller for any breaches under this Agreement (other than breaches of the Fundamental Representations or covenants made in Article 5), (x) Seller shall not be liable for any such claim unless the aggregate amount of Damages for such breaches (other than breaches of Fundamental Representations or covenants made in Section 5.05) exceeds US$200,000 (the “Threshold”), in which case Seller shall be liable for all such Damages including within the Indemnity Threshold and (y) Seller’s maximum liability for all such breaches (other than breaches of Fundamental Representations or covenants made in Section 5.05) shall not exceed 20% of the Offshore Payment (the “Cap”).

(b) Effective at and after the Closing, Buyer hereby indemnifies Seller and its Affiliates and their respective successors and assignees against and agrees to hold each of them harmless from any and all Damages incurred or suffered by Seller, any of its Affiliates or any of their respective successors and assignees arising out of any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement; provided that with respect to indemnification by Buyer for Warranty Breaches (other than breaches of Fundamental Representations), (x) Buyer shall not be liable for any claim unless the aggregate amount of Damages for such Warranty Breaches (other than breaches of Fundamental Representations) exceeds the Indemnity Threshold, in which case Buyer shall be liable for all such Damages including within the Threshold and (y) Buyer’s maximum liability for all such Warranty Breaches (other than breaches of Fundamental Representations) shall not exceed the Cap.

Section 10.03. Third Party Claim Procedures. (a) The party seeking indemnification under Section 10.02(a) and (b) (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense; provided that prior to assuming control of such defense, the Indemnifying Party must (i) acknowledge that it would have an indemnity obligation for the Damages resulting from such Third Party Claim as provided under this Article and (ii) furnish the Indemnified Party with evidence that the Indemnifying Party has adequate resources to defend the Third Party Claim and fulfill its indemnity obligations hereunder.

(c) The Indemnifying Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim and shall pay the fees and expenses of counsel retained by the Indemnified Party if (i) the Indemnifying Party does not deliver the acknowledgment referred to in Section 10.03(b)(i), (ii) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (iii) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim would be detrimental to the reputation or future business prospects of the Indemnified Party or any of its Affiliates, (iv) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates or (v) the Indemnifying Party has failed or is failing to prosecute or defend vigorously the Third Party Claim.

(d) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 10.03, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim.

(e) In circumstances where the Indemnifying Party is controlling the defense of a Third Party Claim in accordance with paragraphs (b) and (c) above, the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose, in which case the fees and expenses of such separate counsel shall be borne by the Indemnified Party; provided that in such event the Indemnifying Party shall pay the fees and expenses of such separate counsel (i) incurred by the Indemnified Party prior to the date the Indemnifying Party assumes control of the defense of the Third Party Claim or (ii) if representation of both the Indemnifying Party and the Indemnified Party by the same counsel would create a conflict of interest.

(f) Each party shall cooperate, and cause their respective affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 10.04. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 10.02(a) and Section 10.02(b) against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have actually prejudiced the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within 30 days following the receipt of a notice with respect to any such claim that the Indemnifying Party disputes its indemnity obligation to the Indemnified Party for any Damages with respect to such claim, such Damages shall be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall promptly pay to the Indemnified Party any and all Damages arising out of such claim. If the Indemnifying Party has timely disputed its indemnity obligation for any Damages with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by arbitration pursuant to Section 12.07. In addition, upon receipt of an indemnification notice under this Section 10.04, the Indemnifying Party may propose to the Indemnified Party ways to cure the applicable claim by written notice specifying the details for such proposal and the time period required for such cure; provided that the Indemnifying Party shall acknowledge that it would have an indemnity obligation for the Damages resulting from such claim; provided further that the Indemnified Party shall have full discretion to consider if it wishes to accept such proposal.

Section 10.05. Calculation of Damages. Seller and Buyer agree that in the event Buyer or its Affiliates shall suffer any Damages with respect to any Group Company Assets or the Business for which they shall be entitled to indemnification hereunder, such Damages shall be determined by reference to the aggregate Purchase Price for the Group Company Assets or the Business as a whole, and any allocation of the Purchase Price between the Offshore Assets and the Onshore Assets or for Tax purposes shall not be taken into account in determination of such Damages.

Section 10.06. Indemnification Payment. In the event Seller shall be liable for any indemnification payment hereunder, Buyer shall be entitled to receive such amount out of the Escrow Account; provided that if funds in the Escrow Account shall be insufficient for such payment or the Escrow Account shall have terminated; provided that for further avoidance of doubt, Buyer’s recourse for indemnification hereunder shall not be limited by funds in the Escrow Account.

Section 10.07. No Rescission. Except in the case of fraud or willful or intentional misconduct or as required by Applicable Law, neither Buyer nor Seller, after the consummation of the Closing, shall have the right to rescind the purchase and sale of the Group Company Assets.

ARTICLE 11

TERMINATION

Section 11.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by either Seller or Buyer if the Closing shall not have been consummated on or before a date that is 45 days after the date hereof or any other date as mutually agreed by the Seller and Buyer (the “Drop Dead Date”); provided that the party seeking to terminate this Agreement is not in material breach of any of its obligations hereunder and the right to terminate this Agreement shall not be available to such party if its failure to fulfill any obligation hereunder shall have been in any material respect, the cause of, or resulted in the failure of Closing to occur prior to the Drop Dead Date; or

(c) by either Seller or Buyer if there shall be any Applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any non-appealable final order, decree or judgment of any Governmental Authority having competent jurisdiction.

The party desiring to terminate this Agreement pursuant to Section 11.01(b) or Section 11.01(c) shall give notice of such termination to the other party.

Section 11.02. Effect of Termination. If this Agreement is terminated as permitted by Section 11.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the (i) willful failure of either party to fulfill a condition to the performance of the obligations of the other parties, (ii) failure to perform a covenant of this Agreement or (iii) breach by any party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach. The provisions of Section 6.01, 12.02, 12.05 to Section 12.12 shall survive any termination hereof pursuant to Section 11.01. If this Agreement is terminated before the Closing, the parties hereto agree that all other Transaction Documents shall be automatically terminated.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:

Qiyi.com, Inc.

17/F, Capital Development Tower,

No. 2 Haidian North 1st Street,

Haidian District, Beijing, 100080, PRC

Attention: Li Yipeng

Facsimile No.: 86-10-6267 7000

E-mail: liyipeng@qiyi.com

with a copy to:

Davis Polk & Wardwell

The Hong Kong Club Building

3A Chater Road

Hong Kong

Attention: Miranda So

Facsimile No.: (852) 2533-3373

E-mail: miranda.so@davispolk.com

if to Seller, to:

PPSTREAM INC.

Floor 5, No. 1388 Yi Shan Road

Xuhui district, Shanghai

Attention: XU Weifeng

Facsimile No.: +86-21-53519529

E-mail: vincent@ppstream.com

with a copy to:

Cadwalader, Wickersham & Taft LLP

23 Floor China Central Place Tower 2

No. 79 Jianguo Road, Beijing 100025

Attention: Rocky Lee

Facsimile No.: +86 (10) 6599 7300

E-mail: rocky.lee@cwt.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 12.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.03. Disclosure Schedule References. The parties hereto agree that any reference in a particular Section of the Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such party that is contained in this Agreement or the other Transaction Documents but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be readily apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

Section 12.04. Expenses. Except as otherwise provided herein, all costs and expenses (including any Taxes) incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 12.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto; except that Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of its Affiliates at any time and (ii) after the Closing Date, to any Person; provided that no such transfer or assignment will relieve Buyer of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Buyer.

Section 12.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of Hong Kong, without regard to the conflicts of law rules of such jurisdiction.

Section 12.07. Arbitration.

(a) Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be exclusively settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (“HKIAC Rules”) in force when the Notice of Arbitration is submitted in accordance with the HKIAC Rules.

(b) There shall be three (3) arbitrators, of whom one (1) arbitrator shall be appointed by Seller, one (1) arbitrator appointed by Buyer, and the third arbitrator shall be appointed by the two arbitrators designated by the parties. If the two arbitrators designated by the parties are unable to agree upon a third arbitrator within thirty (30) days after the first two arbitrators are appointed, the third arbitrator shall be appointed by the Hong Kong Mediation Council of the Hong Kong International Arbitration Centre.

(c) The arbitral proceedings shall be conducted in English. To the extent that the HKIAC Rules are in conflict with the provisions of this Section, including without limitation, the provisions concerning the appointment of the arbitrators, the provisions of this Section shall prevail.

(d) In addition to the authority conferred upon the arbitral tribunal by the HKIAC Rules, the arbitral tribunal shall have the authority to order production of documents in accordance with the IBA Rules on the Taking of Evidence in International Arbitration published by International Bar Association as current on the commencement of the arbitration.

(e) The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(f) The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of Hong Kong (without regard to principles of conflict of laws thereunder) and shall not apply any other substantive law.

(g) Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

Section 12.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.09. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other parties hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 12.10. Entire Agreement. The Transactions Documents (and the agreements referred therein) and all exhibits and schedules thereto constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both oral and written, among the parties with respect to the subject matter hereof. In the event of any conflict or inconsistency between this Agreement (or any portion hereof) and the Onshore Asset Transfer Agreement, and/or the Offshore Asset Transfer Agreement, the terms of this Agreement shall prevail.

Section 12.11. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 12.12. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Qiyi.com, Inc.

By:	/s/ Qiyi.com, Inc.
	Name:	Gong Yu
	Title:	Director

Beijing Qiyi Century Science & Technology Co., Ltd.

By:	/s/ Gong Yu
	Name:	Gong Yu
	Title:	Chief Executive Officer

PPSTREAM INC.

By:	/s/ PPSTREAM INC.
	Name:	Zhang Hongyu
	Title:	President

Chuan Ju Hu Dong (Beijing) Technology Co., Ltd.

By:	/s/ Chuan Ju Hu Dong (Beijing) Technology Co., Ltd.
	Name:	Xu Weifeng
	Title:	Director